June 24, 2009

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Ener1, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 12, 2009; Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed May 11, 2009 File No. 001-34050

Dear Mr. Cascio:

On behalf of Ener1, Inc. (“Ener1” or the “Company”), this responds to your letter dated June 23, 2009, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 12, 2009 (the "Annual Report") and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed on May 11, 2009 (the "Quarterly Report" and collectively with the Annual Report, the “Filings”).  Each of your comments is set forth below, followed by the Company’s related response.  The Company prepared these responses with the assistance of Mazzeo Song and Bradham LLP, the Company's outside legal counsel and the assistance of Malone & Bailey, PC, the Company’s independent registered public accounting firm.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

Comment 1

We note your response to prior comment 1.  Please ensure that in future filings, your cover page reflects your current Section 12 reporting obligation and file number corresponding to that reporting obligation.

Response 1

In future filings, we will ensure that our cover page reflects our current Section 12 reporting obligation and file number corresponding to that reporting obligation.

Note 2. Significant Accounting Policies, page 45

Comment 2

We note your response to prior comment 5 in our letter dated May 29, 2009 and proposed disclosure.  You state that you have sufficient history to determine an expected sales return allowance.  We see that you began generating substantial revenue during fiscal year 2008.  In that regard, please provide a more detailed discussion of how you have sufficient historical information to estimate returns under SFAS 48,  Please refer to SAB Topic 13B(5).

Response 2

We began generating substantial revenue in the fourth quarter of 2008 due primarily to the sales generated by Enertech International, Inc.  We acquired 83% of Enertech International, Inc. in October 2008.  Enertech International, Inc. has been operating since March 29, 2001, and has sufficient historical information to estimate returns.

Item 11. Executive Compensation, page 84

 Compensation of Directors, page 88

Comment 3

We note your response to prior comment 14.  In future filings, please file the agreement with Ener1 Group relating to the reimbursement of Mr. Gassenheimer’s salary as an exhibit.  Also, with respect to your statement that you will add disclosure in future filings that the independent board of directors approved the reimbursement of Mr. Gassenheimer’s salary, please ensure that your disclosure includes a discussion of the policies and procedures used by the board in approving the reimbursement and any other related party transactions.  Refer to Item 404(b) of Regulation S-K.

Response 3
We will enter into a written agreement with Ener1 Group regarding the amount Ener1 reimburses to Ener1 Group for the salary of Mr. Gassenheimer and file the agreement as an exhibit with our next filing.

In future filings we will ensure that our disclosure includes a discussion of the policies and procedures used by the board in approving the reimbursement and any other related party transactions.

Exhibits 31.1 and 31.2

Comment 4

We reference prior comment 16 in our letter dated May 29, 2009.  While we see that the Exhibits 31.1 and 31.2 in your Form 10-Q for the fiscal quarter ended March 31, 2009 include the required language in paragraph 4(b), the exhibits included in your Form 10-K for the fiscal year ended December 31, 2008 omit the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting.  As such, please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Response 4

We have filed today an amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Form 10-Q for the fiscal quarter ended March 31, 2009

Note 5.  Derivative Instruments and Fair Value of Financial Instruments, page 14

Comment 5

We see your response to prior comment 18 in our letter dated May 29, 2009.  Please note that SFAS 161 applies to all derivative instruments, including embedded and bifurcated derivative instruments.  Please confirm to us that, to the extent applicable, you will include the disclosures required by SFAS 161 in future filings.

Response 5

We confirm, to the extent applicable, that we will include the disclosures required by SFAS 161 in future filings.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments.  If you should have any questions or further comments, please direct them to the undersigned at (212) 920-3500 or to Robert Mazzeo at Mazzeo  Song & Bradham at (212) 599-0700.

Very truly yours,

/s/ Gerard A. Herlihy
Gerard A. Herlihy
Chief Financial Officer

cc:	Charles Gassenheimer, Chief Executive Officer, Ener1, Inc. Robert Mazzeo, Partner, Mazzeo Song & Bradham LLP Sabiha McConnell, Partner, Malone & Bailey, PC